Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Skeena Resources Limited

We consent to the use of our report dated March 28, 2024 on the financial statements of Skeena Resources Limited (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2023 and December 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years then ended, and the related notes, which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-269481) on Form F-10 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

April 1, 2024

Vancouver, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private
English company limited by guarantee. KPMG Canada provides services to KPMG LLP.